Alpine Air Express [letterhead]

May 10, 2007

ATTN: Beverly A. Singleton

United States

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:  Alpine Air Express, Inc.

Form 10KSB for Fiscal year ended October 31, 2006

Filed January 29, 2007

File No. 0-27011

Dear Beverly,

We have reviewed your comments and inquiries in your correspondence dated March 29, 2007. The following is Alpine’s response to your comments and inquiries. Alpine intends to file the necessary amended reports as requested by May 18, 2007.

Management’s Discussion and Analysis

1) The following sentences will be added to the modified (as in our response dated March) paragraph in the MD&A discussion:

If the Company were unable to renew this contract in January 2009, it would have a significant impact on earnings and revenues. However, management has had substantial success in renewing contracts with the USPS over the past 30 years.

2) The MD&A Discussion will be expanded to include the following sentence:

The Company presently has no material off-balance sheet financing arrangements.

Financial Statements

Note 7 – Related Party Transactions

And

Note 11 Stockholders’ Equity

3)  Based on the applicability of EITF D-98, the Preferred Stock will be reclassified outside of permanent stockholders’ equity as a separate or “mezzanine” item. The footnote disclosure will be removed from its current position within the stockholders equity footnote and expanded as follows:

NOTE 11  PREFERRED STOCK - SUBSIDIARY

The Company's subsidiary Alpine Aviation, Inc. is authorized to issue 1,000,000 shares of preferred stock with a stated value of $9.104. At October 31, 2006, 1,000,000 shares are issued and outstanding.  The preferred stock provides for monthly dividends at an annual rate of 6.5%, and is not convertible. The Company can redeem the subsidiary’s preferred stock any time and the entity related to an officer and majority shareholder of the Company can call for redemption of the subsidiary's preferred stock any time after December 31, 2008.  The Company has entered into an agreement with the holder of the preferred stock to postpone payment of the dividends on the stock until May 1, 2008.  However, the dividends will continue to accrue and are presented as a long-term liability on the balance sheet. Due to the nature of this instrument, the Company is classifying it outside of Stockholders’ Equity as a mezzanine item in accordance with EITF Topic D-98.

4)  We believe that your March 29, 2007 suggested treatment of the dividends on the subsidiary’s preferred stock would result in a misleading classification on the face of the financial statements. Implying that a “minority interest in income of subsidiary” exists, as a conduit to report the expense of preferred stock dividends paid by the subsidiary, would not properly reflect the overall financial position and results of the Company, due to the control issues which prove that no minority interest exists. However, as a result of our review of EITF No. 86-32, and due to the vague characteristics of other pronouncements to the contrary, we will adjust the treatment of the preferred stock dividends so that they are reflected as a charge against net income using the example provided.

5) Notice of any amendment to the Alpine Aviation Inc. Preferred Stock will be given effect in the financial statements of the period during which it is executed.

Form 10QSB (Quarter Ended January 31, 2007)

6) Form 10QSB for the quarter ended 1/31/2007 will be amended in order to comply with the changes which Alpine has reflected in its correspondence with you.

We understand that we are responsible for the adequacy and accuracy of the disclosure in the filing. We also understand that any staff comments or changes to the disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. We also understand that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/Don T. Squire Jr.

Don T. Squire Jr.

Chief Financial Officer

Alpine Air Express